    As filed with the Securities and Exchange Commission on October 15, 2001

                                                     1933 Act File No.

                                                     1940 Act File No. 811-08103

                      Securities and Exchange Commission
                            Washington, D.C. 20549


                                 Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 131

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----
----
: : This post-effective amendment designates a new effective date for a ---- previously filed post-effective amendment.

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            Preliminary Prospectus

                            Dated October 15, 2001
                             Subject to Completion

[LOGO] Nuveen Defined Portfolios

Nuveen Unit Trusts, Series 131
Peroni Top Ten Picks Portfolio, 2002 Series

     Prospectus Part A dated December   , 2001


 . Portfolio Seeks Capital Appreciation

 . Disciplined Buy and Hold Approach

 . Reinvestment Option

 . Letter of Intent Available


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

P1-12-01-P

    Nuveen Unit Trusts, Series 131              CUSIP Nos:
                                                Dividend in
                                                Cash        Reinvested Wrap
    Peroni Top Ten Picks Portfolio, 2002 Series

Overview


Nuveen Unit Trusts, Series 131 includes the unit investment trust listed above. The Portfolio seeks to provide capital appreciation by investing in ten common stocks included and published in Eugene E. Peroni, Jr.'s Top Ten Picks list for 2002. Nuveen Investments ("Nuveen" or the "Sponsor") serves as the Sponsor of the Portfolio.

The Portfolio is scheduled to terminate in approximately 15 months.
 Contents

 2  Overview
 3  Peroni Top Ten Picks Portfolio, 2002 Series
 3  Risk/Return Summary
 3  Investment Objective
 3  Investment Strategy
 3  Security Selection
 3  Future Portfolios
 4  Industry Diversification
 4  Primary Risks
 4  Investor Suitability
 4  Fees and Expenses
 6  Prior Portfolio Performance
 6  Dealer Concessions
 7  Schedule of Investments
 8  Comparative Total Returns
10  How to Buy and Sell Units
10  Investing in the Portfolio
10  Sales or Redemptions
11  Risk Factors
11  Distributions
11  Income Distributions
11  Capital Distributions
12  General Information
12  Termination
12  The Sponsor
12  Eugene E. Peroni, Jr.
12  Optional Features
12  Rollover Trusts
12  Letter of Intent
12  Reinvestment
12  Nuveen Mutual Funds
13  Statement of Condition
14  Report of Independent Public Accountants

For the Table of Contents of Part B, see Part B of the Prospectus.
 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.-


                                     ----
                                      2

Peroni Top Ten Picks Portfolio, 2002 Series

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio consists of ten common stocks included in the list of Top Ten Picks selected and published by Eugene E. Peroni, Jr. for 2002. Mr. Peroni applies the Peroni Method to select the stocks for the Top Ten Picks list. The Top Ten Picks are the ten stocks that Mr. Peroni believes have the strongest potential for capital appreciation over the coming year. The Top Ten Picks list for 2002 is published by Mr. Peroni and Nuveen Investments, the Sponsor of the Portfolio. Mr. Peroni has selected and published the Top Ten Picks list each year since 1988.

The Peroni Method is heavily, but not exclusively, based on proprietary technical analysis. Generally, investors focus on attractive fundamental factors such as price-earnings ratios, dividend growth and cash flows when selecting stock for their portfolio. However, technical factors, including how a stock behaves relative to general market trends, also can play an important role in investment success. Identifying a stock's accumulation characteristics can aid in increasing portfolio returns, but it is only one of many factors used to choose the Portfolio.

The stocks included in the Portfolio are expected to remain in the Portfolio until termination. The Portfolio's buy and hold philosophy relies on patience, perseverance and discipline and eliminates the temptation to respond hastily to market factors outside of your control.

Security Selection

The Portfolio consists of the stocks published in Mr. Peroni's Top Ten Picks list for 2002. The stocks included in the Top Ten Picks list are determined by Mr. Peroni through the use of the Peroni Method. The Peroni Method uses or considers the following to select stocks:

 . Technical Analysis--Mr. Peroni primarily uses technical analysis to identify stocks for the Top Ten Picks list. There are two basic techniques used by analysts to attempt to forecast price movements in stocks: fundamental analysis and technical analysis. Technical analysis requires the study of a stock's historical price movements, trading behavior and current market activity to assess a stock's growth potential.

  To perform technical analysis Mr. Peroni uses point-and-figure charts. Point-and-figure charts plot stock price movements and help identify the following factors:

  --how the stock's price has changed over time;

  --how the stock's price performance compares to other stocks in its industry;
   and

  --a stock's historical growth patterns.

  Mr. Peroni believes that the analysis of these factors provides some insight into how a stock may perform in the future.

 . Political and Economic Factors--Through reviewing publically available information, Mr. Peroni also considers the political environment, how the economy is functioning, monetary policies and investor perceptions to help select stocks for the Top Ten Picks list.

 . Future Leaders--In selecting stocks for the Top Ten Picks list, Mr. Peroni also considers a company's management, capitalization and corporate structure to assess whether a company is in a good position to be a leader in its industry in this millennium.

Through the use of technical analysis and the consideration of the above factors, Mr. Peroni seeks to select for the Top Ten Picks list the ten stocks that have the strongest potential for capital appreciation over the next year.

Future Portfolios

The Sponsor intends to invest in stocks included in the subsequent Top Ten Picks lists to create future portfolios. One such portfolio may be available approximately one year after the Initial Date of Deposit. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge. Each portfolio is designed to be part of a longer-term strategy.

                                     ----
                                      3

Industry Diversification

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:

                                            Approximate
                         Industry       Portfolio Percentage
                         --------       --------------------
                                                    %
                                                    %
                                                    %
                                                    %
                                                    %
                                                    %
                                                    %
                                                    %
                                                    %
                                               ------
                           Total.......           100%
                                               ======

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its market value or yield may have changed.

 . The Top Ten Picks list and the Peroni Method may not identify stocks that will satisfy the Portfolio's investment objective.

 . The Portfolio is concentrated in the technology industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with rapid changes in technology, intense competition, government regulation and the rapid obsolescence of products and services.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking the opportunity to purchase a defined portfolio of stocks that are selected through the Peroni Method;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfolio;

 . The Portfolio is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available; and

 . The Portfolio is combined with other investment vehicles to provide diversification of method to your overall portfolio.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning an equity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Unitholder Sales Fees
----------------

                                            Percentage
                                            of Public    Amount
                                             Offering  per $1,000
                                              Price    Invested(1)
                                            ---------- -----------
             Maximum Sales Charges
             Upfront Sales Charge(2).......    1.00%     $10.00
             Deferred Sales Charge(3)......    1.95%     $19.50
             Creation and Development
               Fee Cap over the life of the
               Portfolio(4)................    0.35%     $ 3.50
                                               ----      ------
             Maximum Sales Charges
               (including Creation and
               Development Fee Cap
               over the life of the
               Portfolio)(4)...............    3.30%     $33.00
                                               ====      ======

Estimated Annual Operating Expenses  (Paid from Portfolio Assets)

                                           Amount   Approximate
                                          per Unit  % of Pub-lic
                                          (based on   Offering
                                          $10 Unit)   Price(1)
                                          --------- ------------
                Trustee's Fee............ $0.00950     0.0950%
                Sponsor's Supervisory Fee $0.00350     0.0350%
                Bookkeeping and
                  Administrative Fees.... $0.00250     0.0250%

                                     ----
                                      4

                                        Amount   Approximate
                                       per Unit  % of Pub-lic
                                       (based on   Offering
                                       $10 Unit)   Price(1)
                                       --------  ------
                  Evaluator's Fee..... $0.00300     0.0300%
                  Other Operating
                    Expenses(5)....... $0.00175     0.0175%
                                       --------     ------
                  Total............... $0.02025     0.2025%

                  Maximum Organization
                    Costs(6).......... $0.01200     0.1200%

--------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, Unitholders are subject to a maximum transaction-based sales charge (that does not include the Creation and Development Fee) (the "Transactional Sales Charge") that consists of an Upfront Sales Charge and a Deferred Sales Charge. The maximum Transactional Sales Charge is 2.95% of the Public Offering Price. The Upfront Sales Charge equals the difference between the maximum Transactional Sales Charge of 2.95% and any remaining deferred sales charges. Accordingly, the percentage and dollar amount of the Upfront Sales Charge increases as the Deferred Sales Charge decreases. Please note that the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and the percentage amount will vary over time.

(4) The Creation and Development Fee (the "C&D Fee") compensates the Sponsor for creating and developing the Portfolio. The C&D Fee is 0.35% of net assets. The Portfolio accrues the C&D Fee daily. The remainder is collected at the end of the initial offering period, which is expected to be approximately six months. In no event will the Sponsor collect over the life of the Portfolio more than the C&D Fee Cap (provided in the table above) of 0.35% of a Unitholder's initial investment.

(5) Other Operating Expenses do not include brokerage costs and other transactional fees.

(6) Organization costs are deducted from Portfolio assets at the close of the initial offering period.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Transactional Sales Charge (which does not include the C&D Fee) of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charge is $0.195 per Unit and is deducted monthly in installments of $0.039 per Unit on the last
business day of each month from     , 2002 through , 2002. If you redeem Units
prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be accelerated and collected at that time.

The maximum per Unit Transactional Sales Charges are reduced as follows:

                                            Total
                    Upfront  Deferred      Maximum
                     Sales     Sales    Transactional
Number of Units(1) Charge(2) Charge(3)  Sales Charge
------------------ --------- ---------  -------------
 Less than 5,000..   1.00%     1.95%        2.95%
 5,000 to 9,999...   0.75%     1.95%        2.70%
 10,000 to 24,999.   0.50%     1.95%        2.45%
 25,000 to 49,999.   0.25%     1.95%        2.20%
 50,000 to 99,999.   0.00%     1.95%        1.95%
 100,000 or more..   0.00%     1.95%(4)     1.20%

--------
(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Transactional Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin. Despite the variability of the Upfront Sales Charge, each investor is obligated to pay the entire applicable Transactional Sales Charge.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charge. To allow investors who purchase

                                     ----
                                      5

   100,000 Units or more to pay a Transactional Sales Charge that is less than the Deferred Sales Charge, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                        1 Year 3 Years 5 Years 10 Years
                        ------ ------- ------- --------
                           --    --      --       --

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

Prior Portfolio Performance

The following table shows the actual pre-tax total returns to investors of the prior Peroni Top Ten Picks Portfolios. The returns assumes that the investors paid the maximum sales charges, operating expenses and the maximum organization costs. The performance for the 2000 Top Ten Picks Portfolio is from the portfolio's inception through its termination on February 15, 2001. In addition, the table shows the performance of the 2000 Top Ten Picks Portfolio from its inception through December 1, 2000, the day prior to the deposit of the 2001 Top Ten Picks Portfolio. This information is applicable for investors who pursued the portfolios investment strategy through the purchase of successive Top Ten Picks Portfolios on the applicable deposit dates. The performance for the 2001 Top Ten Picks Portfolio is from the portfolio's
inception through December   , 2001. The actual portfolio performance for any
given investor differed from that shown due to a variety of factors including purchase dates and taxes.

The performance provided is past performance and does not relate to this Portfolio and is not indicative of future returns of this Portfolio. The stocks included in this Portfolio differ from those of the prior portfolios and the economic conditions that fostered the prior performance may not be the same during the life of this Portfolio.

                    Cumulative Prior Portfolio Performance

                      Cumulative Performance
                             through:
                      ----------------------
              Date of           Termination
              Deposit 12/1/00     2/15/01
              ------- -------  ------------
2000 Top
  Ten Picks
  Portfolio   12/6/99  9.57%         -11.9%

                      Cumulative Performance
                             through:
              Date of ----------------------
              Deposit 9/28/01   Termination
              ------- -------  ------------
2001 Top
  Ten Picks
  Portfolio   12/4/00 -31.8%   Still Active

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors

                                     ----
                                      6
entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                  %
                              Concession
      Number of Units*         per Unit
      ----------------        ----------
Less than 5,000..............    2.25%
5,000 to 9,999...............    2.00%
10,000 to 24,999.............    1.75%
25,000 to 49,999.............    1.50%
50,000 to 99,999.............    1.25%
100,000 or more..............    0.60%
Rollover Purchases (per Unit)   $0.13
Wrap Account Purchasers......    0.00%

*Dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to Unitholders and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions and volume incentives.

--------------------------------------------------------------------------------
Schedule of Investments
(at the Initial Date of Deposit, December  , 2001)

                  Peroni Top Ten Picks Portfolio, 2002 Series

                                                 Percentage of
                                                   Aggregate                   Cost of    Current
Number of                                 Ticker   Offering    Market Value Securities to Dividend
 Shares   Name of Issuer of Securities(1) Symbol     Price      per Share   Portfolio(2)  Yield(3)
---------------------------------------------------------------------------------------------------

    -                                                  -                          -

    =                                                  =                          =

--------
(1)All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on December , 2001.
(2)The cost of the Securities to the Portfolio represents the aggregate underlying value with respect to the Securities acquired (generally determined by the Evaluator based on the closing sale prices of the listed Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the securities is as follows:

Value of Securities................................ $
Cost to Sponsor.................................... $
Gain (loss)........................................ $
Estimated Annual Income Distributions per Portfolio $
Estimated Net Annual Income Distributions per Unit.  Not Applicable

   Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Net Annual Income Distributions per Unit are based on the number of Units and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.
(3)Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the business day prior to the Initial Date of Deposit.
(4)This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.
Advertising and sales literature may include brief descriptions of the principal businesses of the companies included in the Portfolio.
Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                     ----
                                      8

Comparative Total Returns

The Portfolio consists of the stocks included and published in Mr. Peroni's Top Ten Picks list for 2002. The Sponsor intends to create each year future portfolios that consist of the stocks included in Mr. Peroni's Top Ten Picks list for a given year. A portfolio is expected to be available for purchase approximately one year after the Initial Date of Deposit. To illustrate the historical hypothetical total returns of the Top Ten Picks lists, a model investment portfolio has been assembled. To create the model portfolio we assumed that a hypothetical investor made an initial $10,000 investment in the securities selected for the Peroni Top Ten Picks list for 1989. Each following year the model assumed that the hypothetical investor sells the former Peroni Top Ten Picks and purchases the Peroni Top Ten Picks for the next year with the sale proceeds. The following table compares the yearly hypothetical total returns of the Top Ten Picks lists (but not any actual portfolio) with the actual total returns of the stocks in the Dow Jones Industrial Average ("DJIA") and the stocks in the Standard & Poor's 500 Index ("S&P 500") from December 19, 1988 to December , 2001.

The returns of the Top Ten Picks lists show the performance of the stocks included for each period. These returns are not returns of the Portfolio. The performance figures for the Peroni Top 10 Picks lists do include the sales charges and estimated expenses of the Portfolio. The performance provided is no assurance of future results of either the Top Ten Picks list or the Portfolio. Mr. Peroni possesses the right to use the previously published Peroni Top Ten Picks lists and only Nuveen and Mr. Peroni, so long as Mr. Peroni is employed by Nuveen, are able to authorize any party to utilize the Peroni Top Ten Picks or the hypothetical performance of the Top Ten Picks in connection with any investment product.

      COMPARISON OF HYPOTHETICAL TOTAL RETURNS OF THE TOP TEN PICKS LISTS
               WITH THE ACTUAL DJIA AND S&P 500 TOTAL RETURNS(1)

          Hypothetical $10,000 initial investment (not the Portfolio)

                                     Peroni's
                                     Top Ten
                                      Picks             S&P
                                      Lists    DJIA     500
                                      Total    Total   Total
                                     Returns  Returns Returns
                    Date               (2)      (2)     (2)
                  ----               -------- ------- -------
                  12/19/88-12/8/89..   21.6%    26.5%   26.2%
                  12/11/89-12/7/90..   -2.2%    -4.9%   -6.0%
                  12/10/90-12/6/91..   37.7%    11.9%   15.7%
                  12/9/91-12/4/92...   16.3%    13.7%   14.0%
                  12/7/92-12/3/93...   25.9%    12.5%    7.6%
                  12/6/93-12/2/94...    1.7%     0.9%   -2.5%
                  12/5/94-12/1/95...   47.4%    35.3%   33.9%
                  12/4/95-12/6/96...    7.7%    25.4%   21.9%
                  12/9/96-12/5/97...   51.0%    26.9%   33.0%
                  12/8/97-12/4/98...    9.2%    11.0%   19.6%
                  12/7/98-12/3/99...   49.2%    25.0%   21.8%
                  12/6/99-12/1/00...   12.9%    -8.1%   -8.2%
                  12/3/00-9/30/01...  -29.0%   -14.7%  -20.9%

(1)Hypothetical total returns for "Peroni's Top Ten Picks" are net of estimated fees, expenses and sales charges of the Portfolio. Assumed fees and expenses for year one are as follows: upfront sales charge of 1.00%, deferred sales
   charge of 1.95% and fees of    %. Returns for year two and beyond assume no
   upfront sales charge and total fees and expenses of    %. It is assumed that
   the securities are purchased in equal dollar amounts on the day the stocks are recommended by Mr. Peroni and sold at the closing price on the last business date before the subsequent "Peroni's Top Ten Picks" are selected. Returns for the DJIA and S&P 500 assume no fees, expenses or sales charges. The Year 2002 Top Ten Picks list is Nuveen's third publication of the Top Ten Picks list. Prior Top Ten Picks lists

                                     ----
                                      9
   were published by Janney Montgomery Scott Inc. Returns from a Portfolio will differ from the Top Ten Picks returns for several reasons including the following:
   . the Portfolio bears brokerage commissions in buying and selling stocks;
     the Top Ten Picks' returns do not reflect any commissions;
   . Units may be purchased on days after the publication of the Top Ten Picks list;
   . Units are bought and sold based on the closing stock prices on the exchange, while the Portfolio may buy and sell stocks at prices during the trading day;
   . the Portfolio may not be fully invested at all times; and . stocks in the Portfolio may not be weighted equally at all times.
(2)No commissions, dividends or taxes were included in the calculations for the Top Ten Picks, the DJIA, or the S&P 500. Although the Portfolio seeks to outperform the DJIA and the S&P 500, there is no guarantee that it will.

How to Buy and Sell Units

Investing in the Portfolio

The minimum investment in the primary and secondary market is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of December , 2001, the Initial Date of Deposit, the per Unit Public Offering Price for the Portfolio is $10.00. As described above, Units are subject to an Upfront Sales Charge that is equal to the difference between the Total Maximum Transactional Sales Charge (which does not include the C&D Fee) of 2.95% of the Public Offering Price and the remaining deferred sales charges. If the Portfolio has any remaining deferred sales charges, you will also pay those charges. The Deferred Sales Charge is deducted monthly in installments of
$0.039 per Unit from    , 2002, to        , 2002.

The Public Offering Price includes the sales charge and the estimated organization cost of $0.012 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on December , 2001, the number of Units of the Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units in the primary market with assets received from the redemption or termination of another Nuveen Defined Portfolio, you will pay a reduced Transactional Sales Charge of $0.195 per Unit. You may also buy Units with that Transactional Sales Charge if you are purchasing Units in the primary market with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus may buy Units with a Transactional Sales Charge equal to the portion of the Transactional Sales Charge retained by the Sponsor for non-breakpoint purchases (approximately 0.70% of the Public Offering Price). Wrap Account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.

The discount for Wrap Account Purchasers is available whether or not you purchase Units with the Wrap CUSIP option. However, if you purchase Units with the Wrap CUSIP option you should be aware that all distributions (other than the liquidation distribution) from such Units will be invested in additional Units of the Portfolio.

The Portfolio's securities are valued by the Evaluator, The Bank of New York, generally on the basis of their closing sales prices on the applicable securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolio. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information on investing in the Portfolio.

Sales or Redemptions

Units may be redeemed by the Trustee, The Bank of New York, on any business day at their current market value. Unitholders who hold their Units through street-name accounts and who purchase at least 2,500 Units or whose Units are worth $25,000, as determined by the Trustee, may elect to be distributed the underlying stocks rather than cash, if the election is made at least five business days prior to the Portfolio's termination. In-kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

                                     ----
                                      11

Risk Factors

You can lose money by investing in the Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily because of:

 . Market risk

  Market risk is the risk that a particular stock in the Portfolio, the Portfolio itself or stocks in general may fall in value. Market value may be affected by a variety of factors including:

 --General stock market movements;

 --Changes in the financial condition of an issuer or an industry;

 --Changes in perceptions about an issuer or an industry;

 --Interest rates and inflation;

 --Governmental policies and litigation; and

 --Purchases and sales of securities by the Portfolio.

  In addition, as a result of the increasing popularity of the Peroni Top Ten Picks, the purchase and sale of securities in conjunction with the creation or termination of the Portfolio may amplify normal market fluctuations in the value of the securities, which may negatively impact the value of your Units.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified and subject to more market risk. The Portfolio is concentrated in the securities of technology companies.

  Here is what you should know about a concentration in stocks of the technology industry:

 --Companies involved in this industry must contend with:

  rapid changes in technology;

  intense competition;

   dependence on key suppliers and supplies;

   rapid obsolescence of products and services;

   termination of their patent protections;

   cyclical market patterns;

   evolving industry standards;

   high research and development costs;

   frequent new product introductions; and

   government regulations.

 --An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have an adverse effect on an issuer's operating results.

 --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components or the loss of key customers; and

   the failure of the issuer to comply with rigorous industry standards.

 --The stocks of many of these companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

 --Many such companies have experienced extreme price and volume fluctuations that often have been unrelated to their operating performance.

Distributions

Income Distributions

Cash dividends received by the Portfolio, net of expenses, will be paid on the last business day of each June and December ("Income Distribution Dates"),
beginning June   , 2002, to Unitholders of record each June 15 and December 15
("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when the Portfolio terminates. In certain circumstances, additional distributions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more details.

                                     ----
                                      12

General Information

Termination

Commencing on        , 2003, the Mandatory Termination Date, the securities in
the Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when Units may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after the Portfolio terminates. Unitholders who hold their Units through street name accounts and who purchase at least 2,500 Units or whose Units are worth $25,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to the Portfolio's termination. However, in-kind distributions are not available for foreign securities not traded on a U.S. securities exchange. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, Nuveen Investments has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen, a leader in tax-efficient investing, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your financial advisor, or you may call us at 800-742-8860 for additional information. Nuveen personnel, including Mr. Peroni, may from time to time maintain a position in certain stocks held by the Portfolio.

Eugene E. Peroni, Jr.

Mr. Peroni is Vice President and Director of Equity Research of Nuveen Defined Portfolios at Nuveen Investments. Mr. Peroni's insights have been published in the Peroni Report, a strategy letter offering stock market forecasts and specific stock recommendations for both short and longer-term investments. Mr. Peroni began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method. Mr. Peroni has 25 years of experience in his field. The Peroni Method uses a bottom-up approach, emphasizing the technical merits of an individual stock. Mr. Peroni believes that "every stock has a fingerprint in the market." According to Mr. Peroni, "the most important changes in the market have been foreshadowed by the behavior of certain individual stocks."

Mr. Peroni regularly appears on CNBC, BS Nightly Business Report, and Bloomberg TV, and is quoted often in such esteemed publications as The Wall Street Journal, The New York Times, and Investors Business Daily.

Optional Features

Rollover Trusts

The Sponsor intends to create other portfolios that follow the same investment strategy. If these portfolios are available, you may be able to invest in the portfolios with a reduced sales charge. A portfolio is expected to be available approximately one year after the Initial Date of Deposit.


Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from the Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distributions from the Portfolio can be reinvested into additional Units of the Portfolio without a sales charge. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                     ----
                                      13

Statement of Condition
(at the Initial Date of Deposit, December  , 2001)

Trust Property
Investment in securities represented by purchase contracts(1)(2) $

                                                                 ===

Liabilities and Interest of Unitholders

Liabilities:
   Deferred sales charge(3)..................................... $
   Reimbursement of Sponsor for organization costs(4)........... $

                                                                 ---
          Total................................................. $

                                                                 ===

Interest of Unitholders:
   Units of fractional undivided interest outstanding (15,144)..

   Cost to investors(5)......................................... $
       Less: Gross underwriting commission(6)................... $
       Less: Organization costs(4).............................. $

                                                                 ---
   Net amount applicable to investors........................... $

                                                                 ---
          Total................................................. $

                                                                 ===

--------

(1)Aggregate cost of Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2)An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Securities pursuant to contracts for the purchase of such Securities.

(3)Represents the amount of mandatory distributions from the Portfolio ($0.195 per Unit), payable to the Sponsor in five equal monthly installments of
   $0.039 per Unit beginning on      , 2002, and on the last business day of
   each month thereafter through       , 2002.

(4)A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolio. These costs are set forth in "Risk/Return Summary--Fees and Expenses" for the Portfolio. A payment will be made at the close of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(5)Aggregate Public Offering Price computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6)The gross underwriting commission of 2.95% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assumption that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                     ----
                                      14

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 131:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 131 as of December , 2001. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 131 as of December , 2001, in conformity with accounting principles generally accepted in the United States.

                                                     ARTHUR ANDERSEN LLP

Chicago, Illinois
December  , 2001

                                     ----
                                      15

[LOGO] Nuveen Defined Portfolios

                        NUVEEN UNIT TRUSTS, SERIES 131
                             PROSPECTUS -- PART A

                               December  , 2001

                                Sponsor Nuveen Investments
                                        333 West Wacker Drive
                                Trustee Chicago, IL
                                        60606-1286-----
                                        Telephone: 312-917-7700

                                        The Bank of New York
                                        101 Barclay Street
                                        New York, NY 10286
                                        Telephone: 800-742-8860-

   This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

   Securities Act of 1933 (file no. 333-  )

   Investment Company Act of 1940 (file no. 811-08103)

   More information about the Portfolio, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

   No person is authorized to give any information or representation about a Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

   When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

      1. Information in this Prospectus is not complete and may be changed;

      2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

      3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO]

Nuveen Equity Portfolio Prospectus

             Prospectus Part B dated December  , 2001


   The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

   Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Bank of New York (the "Trustee") at (800) 742-8860.

Nuveen Defined Portfolios

   Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

   Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

   Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

   Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

   Public Offering Price. Public Offering Price of a Trust during the initial offering period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

   The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
       NUVEEN DEFINED PORTFOLIOS....................................   3

       COMPOSITION OF TRUSTS........................................   4

       PUBLIC OFFERING PRICE........................................   5

       MARKET FOR UNITS.............................................  10

       EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT......  10

       TAX STATUS...................................................  11

       RETIREMENT PLANS.............................................  15

       TRUST OPERATING EXPENSES.....................................  15

       DISTRIBUTIONS TO UNITHOLDERS.................................  16

       REPORTS TO UNITHOLDERS.......................................  18

       UNIT VALUE AND EVALUATION....................................  18

       DISTRIBUTIONS OF UNITS TO THE PUBLIC.........................  19

       OWNERSHIP AND TRANSFER OF UNITS..............................  20

       REDEMPTION...................................................  21

       SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST  23

       PURCHASE OF UNITS BY THE SPONSOR.............................  24

       REMOVAL OF SECURITIES FROM THE TRUSTS........................  24

       INFORMATION ABOUT THE TRUSTEE................................  25

       LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE............  25

       SUCCESSOR TRUSTEES AND SPONSORS..............................  26

       INFORMATION ABOUT THE SPONSOR................................  26

       INFORMATION ABOUT THE EVALUATOR..............................  27

       FORTUNE LICENSE AGREEMENT....................................  27

       STANDARD & POOR'S LICENSING AGREEMENT........................  28

       DOW JONES & COMPANY, INC. LICENSING AGREEMENT................  28

       NASDAQ-100(R) INDEX LICENSING AGREEMENT......................  29

       OTHER INFORMATION............................................  30

       LEGAL OPINION................................................  30

       AUDITORS.....................................................  30

       CODE OF ETHICS...............................................  31

       SUPPLEMENTAL INFORMATION.....................................  31

Nuveen Defined Portfolios

   This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The Nuveen Defined Portfolios consist of, among others, Strategy Trusts and Sector Trusts. Strategy Trusts include, but are not limited to, Nuveen-Standard & Poor's Quality Buyback Portfolios, Nuveen Dow 5/SM/ and Dow 10/SM/ Portfolios, Nuveen Legacy Portfolios, Nuveen Rittenhouse Concentrated Growth Portfolios, Nuveen-FORTUNE's America's Most Admired Companies Portfolios, Arvest Regional Impact/TM/ Portfolios, Harris Insight(R) Multi-Sector Portfolios, Dorsey, Wright Relative Strength 5 Portfolios, Peroni Top Ten Picks Portfolios, Peroni Growth Portfolios, Nuveen-GEMS 30 Portfolios, The Legg Mason EASY Portfolios, The Legg Mason Prime Opportunity Portfolios, U.S. Bancorp Piper Jaffray Financial Scope Portfolios and U.S. Bancorp Piper Jaffray Medical Solutions Portfolios. Sector Trusts include, but are not limited to, Nuveen Consumer Goods Sector Portfolios, Nuveen Energy Sector Portfolios, Nuveen Financial Services Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Precious Metals Sector Portfolios, Nuveen Technology Sector Portfolios, Nuveen Communications Sector Portfolios, Nuveen Bandwidth Sector Portfolios, Nuveen Consumer Electronics Sector Portfolios, Nuveen Digital Sector Portfolios, Nuveen e-Commerce Sector Portfolios, Nuveen e-Finance Sector Portfolios, Nuveen Internet Sector Portfolios, Nuveen Retail Sector Portfolios, Nuveen Semiconductor Sector Portfolios, Nuveen Utility Sector Portfolios, Nuveen Wireless Sector Portfolios, Nuveen e-Business Sector Portfolios, Nuveen Glass-Steagall Sector Portfolios, Nuveen i-Media & Advertising Sector Portfolios, Nuveen Networking & Storage Sector Portfolios, Nuveen Software Weblications Sector Portfolios, Nuveen Software Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Fuel Cell Sector Portfolios, Nuveen Mobile Web Sector Portfolios, Nuveen REIT Sector Portfolios, Nuveen Telecommunications Paradigm Sector Portfolios, Nuveen Aerospace & Defense Sector Portfolios and Nuveen Leisure & Entertainment Sector Portfolios. Additional Series of the Nuveen Defined Portfolios are the Nuveen Large-Cap Growth Portfolio, the Nuveen Large-Cap Value Portfolio, the Nuveen Nasdaq-100 Growth and Treasury Portfolios and the Nuveen Preferred Securities Portfolios.

   The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and the Trustee.

   The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

   The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

   Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

   The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

   Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust). To assist the Sponsor in selecting Securities for certain Trusts, the Sponsor may use its own resources to pay outside research service providers.

   Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

   If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth or income potential at a comparable price.

   The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

   Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

   Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or, if applicable, successive trusts that employ the same or a similar investment strategy, will achieve their investment objectives.

   Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

   Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

   Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.

Public Offering Price

   The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum transactional sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

   The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trusts in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will generally sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus.

   Commencing on those dates set forth under "Risk/Return Summary--Fees and Expenses" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period (as described under "Rollover Trusts" and "How to Buy and Sell Units--Sales or Redemptions" in Part A of the Prospectus) or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be subject to the Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) and accordingly are only responsible for the remaining First Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

   The transactional sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. Such Units are also subject to the Creation and Development Fee. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity-based products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum transactional sales charge and any remaining deferred sales charges. The maximum transactional sales charge for certain trusts is described in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

In the secondary market for Nuveen Long-Term Sector Portfolios, Legacy Long-Term Portfolios and Arvest Regional Impact/TM /Portfolios, prior to the completion of the deferred sales charge period, the maximum transactional sales charge (which does not include the creation and development fee) will be 4.50% of the Public Offering Price. The upfront portion of the sales charge will equal the difference between 4.50% of the Public Offering Price and any remaining deferred sales charges. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges as shown below.

                                      Total
                                     Maximum
                                  Transactional
Number of Units                   Sales Charge
---------------                   -------------
Less than 5,000..................     4.50%
5,000 to 9,999...................     4.25%
10,000 to 24,999.................     4.00%
25,000 to 49,999.................     3.50%
50,000 to 99,999.................     2.50%
100,000 or more..................     1.50%
Wrap and Trust Account Purchasers     1.00%

   For secondary market sales after the completion of the deferred sales charge period for Nuveen Long-Term Sector Portfolios, Legacy Long-Term Portfolios and Arvest Regional Impact/TM /Portfolios, the maximum transactional sales charge (which does not include the creation and development fee) will be a one-time charge of 4.50% of the Public Offering Price. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges shown below. Secondary market sales charges are reduced by 1/2 of 1% on each subsequent July 31, to a minimum transactional sales charge of 3.0% of the Public Offering Price as shown below with reduced sales charges for larger purchases and certain investors:

Number of Units*                  Total Maximum Transactional Sales Charge
----------------                  ----------------------------------------
                                     4.5%      4.0%      3.5%      3.0%
                                  ----       ----      ----      ----
Less than 5,000.................. 4.50       4.00      3.50      3.00
5,000 to 9,999................... 4.25       3.75      3.25      2.75
10,000 to 24,999................. 4.00       3.50      3.00      2.50
25,000 to 49,999................. 3.50       3.25      2.75      2.25
50,000 to 99,999................. 2.50       2.25      1.75      1.50
100,000 or more.................. 1.50       1.25      1.00      0.75
Wrap and Trust Account Purchasers 1.00       1.00      1.00      1.00

--------
* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to Unitholders.
   All Units are subject to the same deferred sales charges. When the deferred charges exceed the maximum sales charge, Unitholders will be given extra Units at the time of purchase.

   Creation and Development Fee. As set forth in Part A of the Prospectus, the Sponsor will also receive a fee from a Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. A portion of the "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The remainder will be collected at the end of the initial offering period. The creation and development fee is deemed to be an additional sales charge. The amount of the creation and development fee is provided in Part A of the Prospectus. The total amount of the creation and development fee is collected then paid to the Sponsor at the end of the initial offering period which is expected to be approximately six months after the Initial Date of Deposit. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than the amount provided in Part A of the Prospectus. The Sponsor will not use this fee to pay distribution expenses or as compensation for sales efforts.

   Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

   At all times while Units are being offered for sale, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

   The graduated transactional sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons-and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable transactional sales charge. The graduated transactional sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

   During the initial offering period, unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the transactional sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollover Purchases".

   Units may be purchased with the applicable reduced transactional sales charge provided for "Wrap Account Purchasers" under "How to Buy and Sell Units" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., The John Nuveen Company, The McGraw Hill Companies Inc. ("McGraw-Hill") and Dow Jones & Company, Inc. ("Dow Jones"), including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents, individuals associated with McGraw-Hill and Dow Jones, and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and
(6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Buyback Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5/SM/ Portfolio and the Nuveen--The Dow 10sm Portfolio). However, if Part A of the Prospectus provides for a Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) such Unitholders that hold their Units on or after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

   During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the transactional sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus.

   Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

   During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. (See "REDEMPTION.")

   In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

   In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

Evaluation of Securities at the Initial Date of Deposit

   The prices of the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

   The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

   The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

   In the opinion of Chapman and Cutler, counsel for the Trust, under existing law:

   1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his or her pro rata portion of income derived from each Trust asset when such income is considered to be received by a Trust. A Unitholder will be considered to have received all of the dividends paid on his or her pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

   2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

   3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (if so provided in Part A of the Prospectus, the Sponsor intends to create a separate New Trust in conjunction with the termination of a Grantor Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

   Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

   To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. Certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. However, the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Unless you hold your Units for at least five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions." Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

   The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

   Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--Termination of Indenture," under certain circumstances a Unitholder who owns the number of Units of a Trust set forth in Part A of the Prospectus may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

   Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

   As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units, generally including sales charges, is allocated among the Securities held by a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

   A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by a Trust which are not taxable as ordinary income as described above.

   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations may not be subject to U.S. withholding tax. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

   It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by a Trust on the Securities, the gross proceeds received by a Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by a Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

   In the opinion of Winston & Strawn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Retirement Plans

   Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

   No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administrative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

   The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Risk/Return Summary--Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the

Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee are accrued daily and based upon the number of Units outstanding each day until the primary offering period terminates. After the primary offering period has terminated, these fees are accrued daily and are based on the number of Units outstanding on the first business day of the calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate.

   The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

   The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

   Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.005 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Distributions to Unitholders

   The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last business day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

   It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

   Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

   Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

   The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

   The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

   Distribution Reinvestment. Any Unitholder may elect to have each distribution on Units, other than the final liquidating distribution in connection with the termination of a Trust or Mid-term liquidating distribution for Mid-term Rollover Unitholders, automatically reinvested in additional Units of such Trust without additional sales charges. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. If Part A of the Prospectus provides for Second Year Deferred Sales Charges for a Trust, any Units purchased prior to the Second Year Commencement Date will be credited such additional Units to offset the Second Year Deferred Sales Charges following the Second Year Commencement Date.

   Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Reports to Unitholders

   The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

   In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

Unit Value and Evaluation

   The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities at the Evaluation Time not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and
(6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a foreign or U.S. securities exchange or The Nasdaq Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the most recent closing sale price prior to or on the Evaluation Time on that exchange or that system where the Securities are principally traded (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices at the Evaluation Time (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices (ask prices for primary market purchases) are unavailable, the evaluation is generally determined (a) on the basis of current bid prices (ask prices for primary market purchases) for comparable securities, (b) by appraising the value of the Securities on the bid side (ask side for primary market purchases) of the market or (c) by any combination of the above. For foreign Securities the aggregate underlying value of the Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time. After the initial offering period has ended, the aggregate underlying value of the foreign Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

   Except in those cases in which the Securities are listed on a national or foreign securities exchange or The Nasdaq Stock Market, Inc., and the closing sales prices are used and except for Trust Fund Evaluations required by the Indenture in determining Redemption Price, during the initial offering period, the evaluations of the Securities shall generally be made in the manner described above based on the closing ask or offering prices of the Securities rather than the closing bid prices and on current offering side exchange rates.

   With respect to any Security not listed on a foreign or U.S. securities exchange or The Nasdaq Stock Market, Inc. or, with respect to a Security so listed but in the unusual circumstance in which the Evaluator deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Evaluator's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Evaluator shall be authorized conclusively to rely in evaluating such Security, and the Evaluator shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

   Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

   Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

   The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus or herein.

   The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

   The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

   For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollover Purchases" as described in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollover Purchases" as provided in Part A of the Prospectus.

   Initially, for Nuveen Long-Term Sector Portfolios, Nuveen Long-Term Legacy Portfolios and Arvest Regional Impact/TM /Portfolios, the Sponsor plans to allow a concession to selling dealers in the secondary market of 3.5% of the Public Offering Price for non-breakpoint purchases of Units in a given transaction. The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers (as provided in "PUBLIC OFFERING PRICE"), as shown below.

Commencing with the last day of the month following the end of the deferred sales charge period, the concession will be 65% of the then current maximum sales charge at the appropriate breakpoint level.

                                                   %
                                              Concessions
                      Number of Units*         per Unit
                      ----------------        -----------
                      Less than 5,000........    3.50
                      5,000 to 9,999.........    3.25
                      10,000 to 24,999.......    3.00
                      25,000 to 49,999.......    2.50
                      50,000 to 99,999.......    1.50
                      100,000 or more........    0.75
                      Wrap Account Purchasers    0.00

                    --------
           * Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000
              etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

   Effective January 1, 2001, volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts sold in the primary or secondary market during any quarter as set forth in the table below. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 Total dollar amount sold
  over Measuring Period            Volume Incentive
-------------------------- --------------------------------
$25,000,000 to $49,999,999 0.10% of current quarter sales
$50,000,000 to $74,999,999 0.125% of current quarter sales
$75,000,000 to $99,999,999 0.1375% of current quarter sales
$100,000,000 or more       0.15% of current quarter sales

Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

   Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

Ownership and Transfer of Units

   The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee. Ownership of Units will not be evidenced by registered Certificates. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

   Units are transferable by making a written request to the Trustee, The Bank of New York, at 101 Barclay Street, New York, NY 10286, properly endorsed or accompanied by a written instrument or instruments of transfer. Each Unitholder must sign such written request or transfer instrument, exactly as his name appears on the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Redemption

   Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 101 Barclay Street, New York, NY 10286 (redemptions of 1,000 Units or more will require a signature guarantee), and (2) payment of applicable governmental charges, if any. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged, however, Unitholders may be charged a processing fee by their broker for Units redeemed through their broker. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

   On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unithholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

   The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

   If so provided in Part A of the Prospectus, any Unitholder who holds his or her Units through a street name account and who is tendering the number of Units set forth in Part A of the Prospectus for redemption or whose Units are worth the amount set forth in Part A of the Prospectus may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below. In-Kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

   Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

   Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

   The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

   The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust as of the Evaluation Time. After the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange

Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

   If so provided in Part A of the Prospectus for applicable Strategy Trusts, it is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing by the appropriate Rollover Notification Date specified in "Rollover Trusts" in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

   All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Rollover Trusts" in Part A of the Prospectus), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

   The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

   The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable transactional sales charge per Unit specified in Part A of that trust's Prospectus.

   The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

   The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

   It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

   In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

   Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

   The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any exchange option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

Purchase of Units by the Sponsor

   The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

   The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the following circumstances: (1) the issuer defaults in the payment of a dividend that has been declared and is due and payable; (2) any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security; (3) the issuer of the Security has breached a covenant or warranty which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security; (4) the issuer has defaulted on the payment on any other of its outstanding obligations; (5) the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust; (6) all Securities in the Trust will be sold pursuant to the Trust's termination; (7) the sale of Securities is required when Units are tendered for redemption; (8) the sale of Securities is necessary to maintain the Trust as a "regulated investment company" if the Trust has made such election; (9) there has been a public tender offer made to a Security or a merger or acquisition is announced affecting a Security, and that in the Sponsor's opinion the sale or tender of the Security is in the best interest of Unitholders; or (10) for such other reasons provided in the Prospectus or the Indenture. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

   The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

   The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-742-8860. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Limitations on Liabilities of Sponsor and Trustee

   The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

   The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

   The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

   If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

   If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

   Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

   To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

   Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive).

   To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

   In advertising and sales literature, the Sponsor may provide or compare the performance of a given investment strategy, sector trust, collection of Trusts or a Trust sponsored by the Sponsor with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity or fixed income unit trusts of the Sponsor or other unit trust providers; (3) equity or fixed income mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; (4) the S&P 500 Index, Dow Jones Industrial Average ("DJIA"), Nasdaq-100 Index or other unmanaged indices and investment strategies; and/or (5) any combination of indices including the S&P 500, DJIA or Nasdaq-100 Index. Advertisements involving these indices, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. The calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

   The Trustee will serve as Evaluator of the Trusts. The Sponsor may replace the Trustee as Evaluator during the life of the Trusts.

   The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

   The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

FORTUNE License Agreement

   The Nuveen-FORTUNE America's Most Admired Companies Portfolio (the "Product") is not sponsored, endorsed, sold or promoted by FORTUNE Magazine ("Fortune"). Fortune makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly. Fortune's only relationship to the Licensee is the licensing of certain trademarks and trade names of Fortune and the America's Most Admired Companies list. This list is determined and composed by Fortune without regard to the Licensee or the Product. Fortune has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Fortune Most Admired Companies list. Fortune is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. Fortune has no obligation or liability in connection with the administration, marketing or trading of the Product.

   FORTUNE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMERICA'S MOST ADMIRED COMPANIES LIST. FORTUNE MAKES NO EXPRESS OR IMPLIED

WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMERICA'S MOST ADMIRED COMPANIES LIST. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORTUNE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STANDARD & POOR'S Licensing Agreement

   The GEMS 30 Portfolio and the Nuveen-Standard & Poor's Quality Buyback Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of a Trust or any member of the public regarding the advisability of investing in securities generally or in a Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or a Trust. S&P has no obligation to take the needs of the Licensee or the owners of a Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of a Trust or the timing of the issuance or sale of a Trust or in the determination or calculation of the equation by which a Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of a Trust.

   S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OF ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF A TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DOW JONES & COMPANY, INC. Licensing Agreement

   The GEMS 30 Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average/SM/, which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average/SM/. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

   DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE/SM /OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE DOW JONES

INDUSTRIAL AVERAGE/SM /OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE/SM /OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

NASDAQ-100(R) Index Licensing Agreement

   The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the GEMS 30 Portfolio (through the Sponsor) is granted a license to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between the Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

   Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

   The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporation"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advisability of investing in Securities generally or in Units of the Trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the administration of the Trust, marketing or trading of Units of the Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

[LOGO] Nuveen Defined Portfolios

                            NUVEEN EQUITY PORTFOLIO
                             PROSPECTUS -- PART B

                               December   , 2001

                                Sponsor Nuveen Investments
                                        333 West Wacker Drive
                                Trustee Chicago, IL
                                        60606-1286-----
                          Legal Counsel Telephone: 312-917-7700

                            Independent The Bank of New York
                     Public Accountants 101 Barclay Street
                         for the Trusts New York, NY 10286
                                        Telephone: 800--742-8860

                                        Chapman and Cutler
                                        111 West Monroe Street
                                        Chicago, IL 60603

                                        Arthur Andersen LLP
                                        33 West Monroe Street
                                        Chicago, IL 60603

   This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

   More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

   No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

   When Units of a Trust are no longer available or for investors who will reinvest into subsequent series of a Trust, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

      1. Information in this Prospectus is not complete and may be changed;

      2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

      3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                       Contents of Registration Statement


A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                Amount

          Reliance Insurance Company
          B 262 6895                                      $26,000,000

B. This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures


                             Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trust, Series 104 and certain subsequent series, effective October 5, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-46868) filed on October 5, 2000 on behalf of Nuveen Unit Trusts, Series 104).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 (File No. 333-96279) filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

--------------------

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.2   Consent of The Bank of New York (to be supplied by amendment).

4.4   Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 1 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 128 [File No. 333-64820] filed on July 18, 2001 and incorporated herein by reference).


C.    Explanatory Note

      This Registration Statement contains a prospectus that may include separate unit investment trusts. The propectus will consist of a Part A and a Part B. An Information Supplement will be supplied by amendment.

D.    Undertakings

     (1) The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 131 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 15 day of October, 2001.

                                        NUVEEN UNIT TRUSTS, SERIES 131
                                                  (Registrant)


                                        By  NUVEEN INVESTMENTS
                                                  (Depositor)



                                        By /s/ Jill C. Jacobs
                                           -------------------------------
                                                    Vice President


                                        Attest /s/ Nicholas Dalmaso
                                               ---------------------------
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


       Signature                      Title*                       Date
       ---------                      ------                       ----
Timothy R. Schwertfeger    Chairman, Board of Directors,  )
                           Chief Executive Officer        )
                           and Director                   )
                                                          )  /s/ Larry W. Martin
John P. Amboian            President and Director         )  -------------------
                                                          )      Larry W. Martin
                                                          )  -------------------
                                                          )  Attorney-in-Fact**


Margaret E. Wilson         Vice President and             )
                           Controller                     )  October 15, 2001
                                                          )

----------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

**The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                       Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                         Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibits 3.3 and 3.4 to the Registration Statement.